UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2011

ALON HOLDINGS BLUE SQUARE - ISRAEL LTD.
(translation of registrant’s name into English)

2 Amal Street, Rosh Ha’ayin 48092, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F:

Form 20-F  ☒      Form 40-F ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐                 No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   N/A

Attached hereto and incorporated by reference are the following documents:

1.  Exhibit 99.1: The consolidated financial statements of Alon Holdings Blue Square-Israel Ltd. for the six month period ended June 30, 2011. These financial statements are in addition to the second quarter 2011 results that were contained in a press release, dated August 25, 2011, and submitted via Form 6-K.

2.   Exhibit 99.2: Management's Discussion and Analysis of Financial Condition and Results of Operations for the six months and three months ended June 30, 2011.

This Form 6-K is hereby incorporated by reference into Blue Square's Registration Statement on Form S-8 (Registration No. 333-149175).

***

Alon Holdings Blue Square– Israel Ltd. (hereinafter: "Alon Holdings") is the leading retail company in the State of Israel and operates in four reporting segments: In its supermarket segment, Alon Holdings, through its 100% subsidiary, Mega Retail Ltd., currently operates 209 supermarkets under different formats, each offering a wide range of food products, "Near Food" products and "Non-Food" products at varying levels of service and pricing. In its "Non-Food" segment, Alon Holdings, through its 100% subsidiary BEE Group Retail Ltd., operates specialist outlets in self operation and franchises and offers a wide range of "Non-Food" products as retailer and wholesaler. In the Commercial and Fueling Sites segment, through its 78.38% subsidiary, which is listed on the Tel Aviv stock exchange ("TASE"), Dor Alon Energy in Israel (1988) Ltd is one of the four largest fuel retail companies in Israel based on the number of petrol stations and a leader in the field of convenience stores.  Dor Alon operates a chain of 193 petrol stations and 191 convenience stores in different formats in Israel. In its Real Estate segment, Alon Holdings, through its TASE traded 78.26% subsidiary Blue Square Real Estate Ltd., owns, leases and develops yield generating commercial properties and projects.

This Form 6-K contains forward-looking statements within the meaning of safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995.  Forward-looking statements may include, but are not limited to, plans or projections about our business and our future revenues, expenses and profitability. Forward-looking statements may be, but are not necessarily, identified by the use of forward-looking terminology such as "may," "anticipates," "estimates," "expects," "intends," "plans," "believes," and words and terms of similar substance.  Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual events, results, performance, circumstance and achievements to be materially different from any future events, results, performance, circumstance and achievements expressed or implied by such forward-looking statements.  These risks, uncertainties and other factors include, but are not limited to: the competitive nature of the markets in which our supermarket, commercial and fueling sites, non-food and real estate businesses operate; economic, political and security conditions in Israel; dependency to a significant extent on a limited number of key suppliers in our supermarket and non-food segments; public protests in Israel against the high cost of living and the establishment of government committees to examine, among other things, the living costs in Israel; price increases in petroleum products and increases in excise taxes; changes in regulatory requirements that may affect the food and fuel industries in Israel, including changes in the marketing margin permitted for the sale of gasoline; dependency on franchisees that own a large portion of our Bee Group stores; failure to obtain or maintain permits required for our food and non-food stores and fueling stations; inability to successfully consolidate our corporate level operations and integrate our new businesses; fluctuations in inflation and currency rates; change in the value of our securities portfolio as a result of a change in the capital markets, interest rates or the status of the companies in whose securities we have invested; tax exposure in connection with asset transfers for which we received pre-rulings from the Israeli Tax Authority; and other risks, uncertainties and factors disclosed in our filings with the U.S. Securities and Exchange Commission (SEC), including, but not limited to, risks, uncertainties and factors identified under the heading "Risk Factors" in our Form 20-F for the year ended December 31, 2010.  You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this Form 6-K.  Except for our ongoing obligations to disclose material information under the applicable securities laws, we undertake no obligation to update the forward-looking information contained in this Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned, thereunto duly authorized.

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.

September 27, 2011	By:	/s/ Ortal Klein
Ortal Klein, Adv.
Corporate Secretary